SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in the Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PepsiAmericas, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights
(Title of Class of Securities)
71343P200
(CUSIP Number)
Michael J. Reinarts
Vice President
Starquest Securities, LLC
Suite 3900
60 South Sixth Street
Minneapolis, MN 55402
(612) 661-3700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	71343P200	13D	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starquest Securities, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.	71343P200	13D	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dakota Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.	71343P200	13D	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pohlad Companies

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		102

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

CUSIP No.	71343P200	13D	Page	5	of	8	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		826,317*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,189

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		668,717**

WITH	10	SHARED DISPOSITIVE POWER

12,116,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,942,506 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

*	Includes 425,392 shares of common stock purchasable pursuant to the exercise of options and 157,600 shares of common stock underlying unvested restricted stock awards, over which the reporting person has sole voting power but no dispositive power.

**	Includes 425,392 shares of common stock purchasable pursuant to the exercise of options.

Explanatory Statement
     Starquest Securities, LLC, a Minnesota limited liability company (“Starquest”), Dakota Holdings, LLC, a Minnesota limited liability company (“Dakota”), Pohlad Companies, a Minnesota corporation (“Pohlad Companies”), and Robert C. Pohlad (collectively, the “Reporting Persons”) hereby file this Amendment No. 3 to the Schedule 13D originally filed on January 5, 2006, and amended on February 27, 2007 and February 5, 2008, with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred share purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.
     This amendment is being filed to report Starquest’s purchase of 200,000 Shares on February 6, 2008. This purchase signifies completion of Starquest’s previously announced plan to acquire up to $10 million of Shares. Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated.
Item 3. Source and Amount of Funds or Other Consideration.
     Starquest used working capital to purchase 200,000 Shares on February 6, 2008.
     Starquest used working capital to purchase 200,000 Shares on February 4, 2008.
     Starquest obtained the other Shares it holds pursuant to a contribution agreement by and between Starquest and Dakota dated effective as of January 1, 2006. Pursuant to this agreement, all Shares previously held directly by Dakota became Shares held directly by Starquest. In exchange for the Shares and other consideration, Starquest assumed debts owed by Dakota of approximately $68.1 million and issued 43,736 Class A units and 2,203,340 Class B units of Starquest to Dakota. Starquest’s Class A Units carry the same rights as its Class B Units, with the exception that Class A Units carry voting rights in Starquest.
Item 4. Purpose of Transaction.
     None of the Reporting Persons have any plans or proposals that relate to or would result in the actions listed under Items 4(a)-(j) of Schedule 13D, except that Starquest may in the future determine to purchase additional Shares in the ordinary course of its investment activities, as market and other conditions dictate, subject to approval from the Affiliated Transaction Committee of PepsiAmericas.
Item 5. Interest in Securities of the Issuer.
     (a) The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies and Dakota, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad Companies and Dakota. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.

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     (b) The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies and Dakota, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad Companies and Dakota. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.
     (c) None.
     (d) None.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Exhibit A	Amended and Restated Shareholder Agreement, by and among PepsiAmericas, Inc., Pohlad Companies and Robert C. Pohlad, dated September 6, 2005.*

Exhibit B	Agreement to File Joint Statement on Schedule 13D, dated January 5, 2006.*

*	Previously Filed.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008	Starquest Securities, LLC
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 7, 2008	Dakota Holdings, LLC
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 7, 2008	Pohlad Companies
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 7, 2008	/s/ Robert C. Pohlad
Robert C. Pohlad

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APPENDIX I
STARQUEST SECURITIES, LLC
     The principal business address of each governor and executive officer of Starquest set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Starquest is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned	Percentage

Robert C. Pohlad	Vice President of Starquest and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)	(2)

James O. Pohlad	President and Chief Manager of Starquest	11,092 (3)	*

William M. Pohlad	Vice President of Starquest	11,092 (3)	*

Donald E. Benson	Executive Vice President of Starquest	0	—

Raymond W. Zehr, Jr.	Executive Vice President of Starquest	0	—
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage

Robert C. Pohlad	Vice President of Starquest and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)		(2)

James O. Pohlad	President and Chief Manager of Starquest	11,092	(3)	*

William M. Pohlad	Vice President of Starquest	11,092	(3)	*

Donald E. Benson	Executive Vice President of Starquest	0		—

Raymond W. Zehr, Jr.	Executive Vice President of Starquest	834	(4)	*

Michael J. Reinarts	Vice President, Chief Financial Officer, Treasurer and Secretary of Starquest	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-1

DAKOTA HOLDINGS, LLC
     The principal business address of each governor and executive officer of Dakota set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Dakota is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned	Percentage

Robert C. Pohlad	President, Chief Manager and Vice President of Dakota and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)	(2)

James O. Pohlad	Vice President of Dakota	11,092 (3)	*

William M. Pohlad	Vice President of Dakota	11,092 (3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage

Robert C. Pohlad	President, Chief Manager and Vice President of Dakota and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)		(2)

James O. Pohlad	Vice President of Dakota	11,092	(3)	*

William M. Pohlad	Vice President of Dakota	11,092	(3)	*

Raymond W. Zehr, Jr.	Vice President of Dakota	834	(4)	*

Michael J. Reinarts	Vice President, Treasurer and Secretary of Dakota	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-2

POHLAD COMPANIES
     The principal business address of each director and executive officer of Pohlad Companies set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each director and executive officer of Pohlad Companies is set forth below.
DIRECTORS

		Shares
		Beneficially
Name	Principal Occupation	Owned	Percentage

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)	(2)

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092 (3)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092 (3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)		(2)

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*

Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of Pohlad Companies	834	(4)	*

Carl R. Pohlad	Vice President of Pohlad Companies	0		—

Michael J. Reinarts	Vice President and Secretary of Pohlad Companies	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-3